

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Douglas B. Heitner
Chief Legal Officer
ISTAR INC.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

>   **Re: ISTAR INC.**
>   **Registration Statement on Form S-4**
>   **Filed December 16, 2022**
>   **File No. 333-268822**

Dear Douglas B. Heitner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact ictor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kathleen L. Werner, Esq.